SECUR 02021249 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 26807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paulson Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
811 SW Naito Parkway, Suite 200
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol A. Rice 503 243-6044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

111 SW Columbia, Suite 800 (Address) Portland (City) Oregon (State) 97201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Harry Striplin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paulson Investment Company, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Harry L Striplin
Signature

Sr. VP
Title

Glenda K. Hale
Notary Public

OFFICIAL SEAL
GLENDA K HALE
NOTARY PUBLIC-OREGON
COMMISSION NO 316953
MY COMMISSION EXPIRES OCT 18, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2001

Aggregate indebtedness		
Total liabilities		$ 5,661,473
Less, nonaggregate indebtedness liabilities		(3,993,125)
Aggregate indebtedness		$ 1,668,348
Net capital		
Total stockholder's equity		$30,201,261
Adjustments to net capital pursuant to Rule 15c3-1		
Add		
Deferred tax liability related to unrealized gain on securities which have otherwise been deducted from net capital		2,561,500
Deduct		
Nonallowable assets		
Securities not readily marketable	$(7,521,859)	
Blockage	(2,533,731)	
Receivables from noncustomers	(407,716)	
Other assets	(989,750)	(11,453,056)
Haircuts on securities		(3,688,328)
Net capital		17,621,377
Minimum net capital requirement		111,223
Excess net capital over minimum requirements		$17,510,154
Ratio of aggregate indebtedness to net capital		.09 to 1

No reconciliation of the computation of net capital is provided as it is not different than the amount filed by the respondent.